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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FEB 25 2002

SEC FILE NUMBER
8-27097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
AHA Financial Solutions Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One North Franklin, 30th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anna Kucera 312-422-3277
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 N. Stetson Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, R. John Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AHA Financial Solutions, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title


OFFICIAL SEAL
ANNA M KUCZKA
NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
(x)	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

Financial Statements

AHA Financial Solutions Inc.

(A wholly owned subsidiary of American Hospital Association)

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

AHA Financial Solutions Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
AHA Financial Solutions Inc.

We have audited the following financial statements of AHA Financial Solutions Inc. (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2000 were audited by other auditors whose report, dated January 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AHA Financial Solutions Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of AHA Financial Solutions Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required

Deloitte
Touche
Tohmatsu

part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 1, 2002

AHA Financial Solutions Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 945,768**	$ 1,250,460
Investments – At fair value (cost: 2001 – $1,634,928; 2000 – $3,977,148)	**1,375,040**	3,814,191
Commissions and sponsorship fees receivable (less: allowance for doubtful accounts 2001- $0; 2000 - $300,000)	**970,112**	178,500
Current income tax receivable	**559,889**	409,155
Furniture and equipment	**256,846**	853,220
Less: Accumulated depreciation	**256,383**	712,395
	463	140,825
Deferred income tax benefit	**86,171**	152,483
Other assets	**11,007**	8,578
	$ 3,948,450	$5,954,192
Liabilities and shareholder's equity		
Accounts payable and other liabilities	**$ 215,266**	$ 542,458
Deferred rent	**–**	232,245
Amount due to related parties	**160,687**	163,950
	375,953	938,653
Shareholder's equity:		
Common Stock, $1 par value:		
Authorized, issued, and outstanding – 1,000 shares (owned by American Hospital Association)	**1,000**	1,000
Additional paid-in capital	**1,286,391**	1,286,391
Retained earnings	**2,285,106**	3,728,148
	3,572,497	5,015,539
	$ 3,948,450	$5,954,192

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Income Statements

	Year ended December 31	
	2001	**2000**
Income		
Commissions	**$ 1,554,017**	$ 971,273
Sponsorship fees	**2,856,320**	3,747,410
Dividend and interest income	**116,164**	232,137
Net realized gain on investments	**111,677**	285,107
Net unrealized loss on investments	**(96,932)**	(285,552)
Other	**15,942**	163,665
Total income	**4,557,188**	5,114,040
Expenses		
Compensation	**1,579,739**	1,341,002
Consultants, legal, and other fees	**830,210**	751,837
Travel	**151,154**	202,253
Rental and facilities	**157,761**	166,716
Depreciation and amortization	**48,035**	109,026
Other	**265,914**	961,785
Total expenses	**3,032,813**	3,532,619
Income before income taxes	**1,524,375**	1,581,421
Federal and state income taxes:		
Current	**401,105**	565,129
Deferred	**66,312**	180,690
	467,417	745,819
Net income	**$ 1,056,958**	$ 835,602

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Statements of Shareholder's Equity

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance at January 1, 2000	1,000	$1,000	$1,286,391	$2,892,546	$4,179,937
Net income	–	–	–	835,602	835,602
Balance at December 31, 2000	1,000	1,000	1,286,391	3,728,148	5,015,539
Dividends				**(2,500,000)**	**(2,500,000)**
Net income	–	–	–	**1,056,958**	**1,056,958**
Balance at December 31, 2001	**1,000**	**$1,000**	**$1,286,391**	**$2,285,106**	**$3,572,497**

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income	**$ 1,056,958**	$ 835,602
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation and amortization	**48,035**	109,026
Net realized and unrealized (loss) gain on investment	**(14,745)**	445
Provision for deferred income taxes	**66,312**	180,690
Net change in income taxes receivable	**(150,734)**	(50,311)
Net change in amount due to/from related parties	**(3,263)**	213,089
Net change in other assets and liabilities	**(1,353,477)**	(260,859)
Net cash flows from operating activities	**(350,914)**	1,027,682
Investing activities		
Sales (purchases) of investments	**2,453,895**	(149,861)
Sales (purchases) of furniture and equipment, net	**92,327**	(14,582)
Net cash flows from investing activities	**2,546,222**	(164,443)
Financing activities		
Dividends paid	**(2,500,000)**	–
Net cash flows from financing activities	**(2,500,000)**	–
(Decrease) increase in cash and cash equivalents	**(304,692)**	863,239
Cash and cash equivalents at beginning of year	**1,250,460**	387,221
Cash and cash equivalents at end of year	**$ 945,768**	$ 1,250,460
Supplemental disclosure of cash flow information – Cash paid for income taxes	**$ 679,000**	$ 615,000

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

AHA Financial Solutions Inc. (the Company), a wholly owned subsidiary of American Hospital Association (Association), is a broker-agent for certain Association-sponsored risk and resource management programs. As a broker-agent, the Company designs and markets these programs to member hospitals and other health care providers. The Company also provides value-added support and educational services for all Association-sponsored programs.

Approximately 44% for 2001 and 45% for 2000 of the Company's commission and sponsorship fee revenue is received from one business partner.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company invests in mutual funds sponsored by the Association. Investments are stated at fair value based on quoted market prices. Differences between cost and fair value are included as a component of income.

Commissions

Commissions on Company-sponsored programs, billed directly by business partners, are recognized as income when premiums are received by the business partners. Fees for services are recognized when the services are rendered.

Sponsorship Fees

The Company receives sponsorship fees from its business partners in exchange for granting its endorsement to its partners' products. This revenue is recognized in the fiscal year in which the endorsement is granted and the fee is due. In the case of multiyear contracts, revenue is recognized on an annual basis as each annual payment is due. In contracts where service credits are provided as sponsorship fees, revenue is recognized as expenses are incurred.

1. Organization and Significant Accounting Policies (continued)

Fixed Assets, Depreciation, and Amortization

Furniture and equipment are stated at cost.

Provisions for depreciation and amortization are computed using straight-line and accelerated methods over periods ranging from three to ten years for furniture and equipment.

Taxes

The Company uses the asset and liability method to record income taxes. Accordingly, deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized. The Company files separate federal and state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2. Related Party Transactions

At December 31, 2001 and 2000, the Company had $1,375,000 and $3,814,000, respectively, invested in Association-sponsored mutual funds. The funds, which are managed by an independent party, are registered as an investment company with the Securities and Exchange Commission under the Investment Company Act of 1940.

Included in expenses are $104,000 in 2001 and $116,000 in 2000 for charges principally representing an allocation of salaries for various administrative services provided by personnel of the Association and other related organizations.

2. Related Party Transactions (continued)

The Company leases office space from the Association under a month-to-month leasing arrangement. Included in rental expense is $138,000 in 2001 and $132,000 in 2000 pertaining to this arrangement.

The Company sold furniture and equipment to the Association at the Company's net book value.

The Company's Board of Directors declared a dividend of $2,500,000 on February 15, 2001, which was paid on April 12, 2001, to the Association.

The Association and the Company entered into an agreement with an effective date of September 1, 2001 with a business partner in which the Association will provide endorsement to the business partner's products in exchange for $3,500,000 of credits to be received by the Association as the Association incurs expenses over a five year term. The Company will recognize the revenue as the Association incurs the expenses. The Company recognized $95,000 of revenue relating to this agreement in 2001.

3. Leases

The Company leased office space, which it vacated in late 1998 and early 1999. During 2001, the Company recognized $5,000 of expenses relating to this lease. This lease expired on May 31, 2001.

Total rental expense for office space and equipment was $138,000 and $132,000 in 2001 and 2000, respectively.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital, as defined, of $1,750,538 and a net capital requirement of $25,064. The Company's ratio of aggregate indebtedness to net capital was .21 to 1. The net capital rules may effectively restrict the payment of cash dividends.

5. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Pension Plan

Substantially all employees of the Company participate in a defined-benefit pension plan covering employees of the Association and its subsidiaries. Pension expense is allocated to the Company based on the proportion of the Company's valuation payroll to total valuation payroll of all participants in the plan and amounted to $37,000 and $19,000 in 2001 and 2000, respectively. Due to the nature of the plan, it is not practicable to separately identify the changes in the benefit obligation and plan assets and the resulting funded status and components of net periodic benefit cost of the individual organizations participating in the plan.

The Association also offers a 401(k) savings plan to its employees. A matching contribution of 50% is made by the Company on the first 6% of the contributing employee's salary. The Company's matching contributions amounted to $24,000 and $16,000 for 2001 and 2000, respectively. Benefit payments to individual participants are limited to the extent of the funds accumulated in each participant's accounts.

7. Income Taxes

The net deferred tax asset of $86,171 and $152,483 for 2001 and 2000, respectively, primarily relates to unrealized losses on investments and accrued expenses. The Company's effective income tax rate varies from the prevailing corporate income tax rate of 34% primarily due to state income tax expense.

Provisions for income taxes consist of the following:

	2001	**2000**
Current provision:		
Federal	**$ 330,674**	$ 460,220
State	**70,431**	104,909
	401,105	565,129
Deferred	**66,312**	180,690
Federal and state tax	**$ 467,417**	$ 745,819

Supplemental Schedules

AHA Financial Solutions Inc.

Schedule I – Computation of Net Capital
and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness:	
Accounts payable and other liabilities	$ 375,953
Total aggregate indebtedness	$ 375,953
Net capital:	
Common stock	$ 1,000
Additional paid-in capital	1,286,391
Retained earnings	2,285,106
	3,572,497
Less:	
Current income taxes receivable	559,889
Commissions and sponsorship fees receivable	970,112
Furniture and equipment	463
Deferred income tax benefit	86,171
Other assets	11,307
Haircut on securities	194,017
Net capital	$1,750,538
Capital requirements:	
Minimum net capital requirement	$ 25,064
Net capital in excess of requirement	1,725,474
Net capital as above	$1,750,538
Ratio of aggregate indebtedness to net capital	.21 to 1

AHA Financial Solutions Inc.

Schedule II – Reconciliation of the Net
Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Net capital as reported in Part II of the unaudited Form X-17A-5	$1,734,071
Adjustments:	
Haircut on securities	16,467
Adjusted net capital	$1,750,538

AHA Financial Solutions Inc.

Schedule III – Statement Relating to Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2001

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
AHA Financial Solutions Inc.

In planning and performing our audit of the financial statements of AHA Financial Solutions Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by

the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 1, 2002